Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Callidus Software Inc:
We consent to the use of our reports, with respect to the consolidated balance sheets of Callidus Software Inc. and subsidiaries as of December, 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007.
Our report on the consolidated financial statements refers to changes in the accounting for tax uncertainties in fiscal 2007 and accounting for share-based compensation in fiscal 2006.
/s/ KPMG LLP
Mountain View, California
August 11, 2008